

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Mr. Paul Arena
Chief Executive Officer
Augme Technologies, Inc.
43 West 24th Street, 11th Floor
New York, New York 10010

> **Re:** **Augme Technologies, Inc.**
> **Form 10-K for the fiscal year ended February 28, 2010**
> **Filed June 1, 2010**
> **File No. 333-57818**

Dear Mr. Arena:

     We have completed our review of your filings and do not have any further comments at this time.

     Sincerely,

     /s/ Terry French for
     Larry Spirgel
     Assistant Director